Sub-Item 77D Policies with Respect to Security Investment

At a meeting of the Board of Trustees of Mellon Funds Trust, now known as BNY Mellon Funds Trust (the "Trust"), held on December 4, 2007, the Board changed the market capitalization ranges in which Mellon Mid Cap Stock Fund, now known as BNY Mellon Mid Cap Stock Fund, and Mellon Small Cap Stock Fund, now known as BNY Mellon Small Cap Stock Fund, may invest to the market capitalization ranges of the companies included in the S&P MidCap 400 Index and the S&P SmallCap 600 Index, respectively, effective December 31, 2007. The changes are more particularly described in the Trust's seventeen fund combined Prospectus dated December 31, 2007, as-revised February 7, 2008, that was filed with the Securities and Exchange Commission.